**PAYROLL4FREE.COM, LLC**

*Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015*

March 24, 2017



**Independent Accountant's Review Report**

To Management
Payroll4Free.com LLC
Beachwood, OH

We have reviewed the accompanying balance sheet of Payroll4Free.com LLC as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

*Accountant's Conclusion*

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 24, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

## PAYROLL4FREE.COM, LLC
## BALANCE SHEET
## DECEMBER 31, 2016 & 2015
_____

### ASSETS

| | 2016 | 2015 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 144,161 | $ 77,210 |
| Accounts Receivable | 657 | - |
| TOTAL CURRENT ASSETS | 144,818 | 77,210 |
| TOTAL ASSETS | $ 144,818 | $ 77,210 |

### LIABILITIES AND MEMBERS' EQUITY

| | 2016 | 2015 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Client Impounded Payroll | 144,179 | 55,052 |
| Sales Tax Payable | 627 | - |
| TOTAL CURRENT LIABILITIES | 144,806 | 55,052 |
| **NON-CURRENT LIABILITIES** | | |
| Note Payable, Related Party | 1,622,253 | 1,471,821 |
| TOTAL LIABILITIES | 1,767,059 | 1,526,873 |
| **MEMBERS' EQUITY** | | |
| Contributed Capital | 100,000 | 100,000 |
| Retained Earnings (Deficit) | (1,722,241) | (1,549,664) |
| TOTAL MEMBERS' EQUITY | (1,622,241) | (1,449,664) |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 144,818 | $ 77,210 |

**PAYROLL4FREE.COM, LLC**
**INCOME STATEMENT**
**FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015**
_____

|                              |     | 2016      |     | 2015       |
| ---------------------------- | --- | --------- | --- | ---------- |
| **Operating Income**         |     |           |     |            |
| Sales                        | $   | 71,803    | $   | 1,302      |
|                              |     |           |     |            |
| **Gross Profit**             |     | 71,803    |     | 1,302      |
|                              |     |           |     |            |
| **Operating Expense**        |     |           |     |            |
| Employee Salaries            |     | 110,492   |     | 342,587    |
| Contract Services            |     | 49,249    |     | 167,364    |
| Advertising & Marketing      |     | 48,083    |     | 83,467     |
| General & Administrative     |     | 26,339    |     | 36,007     |
| Rent                         |     | 5,542     |     | 15,115     |
| Employee Benefits            |     | 4,675     |     | 45,600     |
|                              |     |           |     |            |
|                              |     | 244,380   |     | 690,140    |
|                              |     |           |     |            |
| **Net Income from Operations** |   | (172,577) |     | (688,838)  |
|                              |     |           |     |            |
| **Net Income**               | $   | (172,577) | $   | (688,838)  |

**PAYROLL4FREE.COM, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015**
_____

|  | 2016 | 2015 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ (172,577) | $ (688,838) |
| Change in Receivables | (657) | - |
| Change in Client Impounded Payroll | 89,127 | (42,691) |
| Change in Sales Tax Payable | 627 | - |
| **Net Cash Flows From Operating Activities** | (83,480) | (731,529) |
| **Cash Flows From Financing Activities** | | |
| Note Payable, Related Party | 150,432 | 667,159 |
| **Net Cash Flows From Financing Activities** | 150,432 | 667,159 |
| **Cash at Beginning of Period** | 77,210 | 141,580 |
| **Net Increase (Decrease) In Cash** | 66,952 | (64,370) |
| **Cash at End of Period** | $ 144,161 | $ 77,210 |

_____

## NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Payroll4Free.com, LLC ("the Company") was formed in 2013 as an Ohio LLC by Carol Rosenberg, who is also the majority owner of Galaxy Hosted Software. Galaxy's primary business has been to create internet/web-based computer software systems for lease to customers, principally long-term health care facilities. The Company modified and upgraded the Galaxy payroll system to make it usable for a wide range of industries in addition to the nursing homes for which it was originally designed. Its business model is to provide a free or very low-cost complete payroll service to smaller companies (up to 25 employees) and to charge a competitive rate to larger companies. It expects to generate revenue once the number of customers served reaches critical mass and it can sell advertising space. Its customers will view the advertising while preparing their payroll.

The Company will conduct an equity crowdfund offering during the second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.


## NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company's policy is to collect most fees via ACH directly from client bank accounts at the start of the service period. Fees for companies that exceed 25 employees in a given month are charged at the start of the following month. Management's experience with the Company's customer base suggests that losses on account are likely to be rare. Therefore, no amount has been recognized in the financial statements to account for anticipated losses on accounts receivable.

Revenue

The Company charges monthly fees to subscribers to its "payroll tax service" and "direct deposit service," as well as those who exceed 25 employees. These monthly fees are recognized in the month for which access and service is to be provided and for which the subscribers have been billed. Revenues for other services are recognized as services are performed. The contracts are cancelable with 15 days' notice.

Advertising Costs

The Company expenses direct advertising costs as incurred. Advertising expenses were $48,083 and $84,442 for the years ended December 31, 2016 and 2015, respectively.

Software Development Costs

The Company expenses costs of adding new technology to allow the product to function on a payroll service level, including aggregating client information for bulk tax filing, bulk ACH processing, and automatic onboarding of new clients.

Rent

The Company occupies office space under an agreement with Galaxy Hosted Software, LLC, a related company that shares common management with Payroll4Free.com, LLC. Galaxy Hosted Software, LLC is the leaseholder. The Company pays a proportion of total rent due each month that is equivalent to the proportion of the total leased area occupied by its personnel. There are no future minimum payments due under this arrangement.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, but is not a taxpaying entity under most circumstances. All items of income and expense are allocated to the members of the Company and reported on their individual tax filings. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax information filing requirements in the State of Ohio. The Company's Ohio tax filings for tax year 2015 and 2016 will be subject to review by that State until the expiration of the statutory period in 2019 and 2020, respectively.

NOTE C- NOTE PAYABLE, RELATED PARTY

The financial statements include a non-interest bearing note payable to Galaxy Hosted Software, LLC, a party related by common majority ownership. This payable is $1,622,253 and $1,471,821 for the years ended December 31, 2016 and 2015, respectively. The only source of repayment of this balance will be ultimate income earned by the Company. There is no assurance that such future repayment will be made.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 24, 2017, the date that the financial statements were available to be issued.